DLA Piper US LLP 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1263 www.dlapiper.com

June 12, 2007	Client-Matter: 360858-1
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Kreido Biofuels, Inc. Registration Statement on Form SB-2 File No. 333-140718
Ladies and Gentlemen:
On behalf of our client, Kreido Biofuels, Inc. (the “Issuer”), we have caused to be filed with you electronically under EDGAR, Amendment No. 2 to the Issuer’s Registration Statement on Form SB-2 (the “Amendment”).
The Amendment reflects revisions made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2007 in response to the comments of the staff of the Commission (the “Staff”) contained in the letter addressed to Joel A. Balbien dated June 5, 2007 (the “Comment Letter”), as well as certain other revisions.
Each of the numbered paragraphs below is a response to the corresponding numbered paragraph in the Comment Letter. All capitalized terms used herein and not defined have the meanings ascribed to them in the Amendment.
General
1. Financial Statements and related disclosures as of March 31, 2007 have been filed herewith.
2. The Issuer has made multiple requests, initially on January 12, 2007 and most recently June 6, 2007, upon DeJoya Griffith & Co., the former auditors, for a letter regarding the disclosure of the change of accountants in the form 8-K. The requests have gone unanswered. DeJoya Griffith & Co. has been provided with the form 8-K disclosure. We believe it is reasonable to assume that the former auditor has no objection to the form 8-K disclosure. DeJoya Griffith & Co filed its consent dated February 12, 2007 to include its audit report dated December 13, 2006 for the year ended September 30, 2006 in the SB-2 filed on February 14, 2007.

June 12, 2007
Page Two
Recent Developments, page 2
3 and 4. The Issuer has expanded its disclosure of the Louis Zehil transactions to indicate the potential consequences of a request for rescission (less than $200,000 assuming the extreme that all of the shares were sold at the highest market price during the sales period and all of the purchasers sought rescission). The Issuer has considered whether or not to establish a contingency reserve for possible rescission, but has determined that rescission is unlikely and the potential exposure is immaterial from a financial statement viewpoint, particularly in light of offsetting claims that the Issuer may have against third parties.
The expanded disclosure also explains the Issuer’s position regarding its private placement exemption and the current status of the 80,000 shares that Mr. Zehil caused to be sold.
Risks Related to Investment in our Common Stock, page 12
Our common stock may be considered “a penny stock”..., page 13
5. The requested change has been made on page 13 of the prospectus.
Management’s Plan of Operation, page 26
Plan of Operations, page 26
6. The prospectus has been revised to include the estimated cost of the pilot plant and the estimated cost of the Issuer’s first biodiesel production plant as significant construction cost progress has been made in recent weeks. See page 27 of the prospectus.
7. We have added the time frames of each of the four action items on page 27 of the prospectus.
Summary of Significant Accounting Policies, page 33
8. The requested changes have been made on page 35 of the prospectus.
Business, page 36
Company Overview, page 36
9. We have expanded our disclosure to better address anticipated market conditions. See pages 43-44 of the prospectus.
10. The requested changes have been made throughout the prospectus.

June 12, 2007
Page Three
Biodiesel Fuel, page 37
11. The requested changes have been made on page 40 of the prospectus.
Executive Compensation, page 58
12. The requested disclosure has been added on pages 60-62 of the prospectus.
Registration Rights, page 68
13. The Issuer has revised Note 10, Stockholders’ Equity, under the caption “Accounting for Registration Payment Arrangement” to explain the Issuer’s auditors conclusions regarding liquidated damages in accordance with FSP EITF 00-19-2.
The Issuer believes the likelihood of liquidated damages is not probable based on the filing of the original Form SB-2 on February 14, 2007. The Issuer will reevaluate the probability of liquidated damages as facts and circumstance become available in accordance with FSP EITF 00-19-2.
The Issuer will request an acceleration of the effective date of the pending registration statement to avoid liquidated damages. If the registration statement is not declared effective by the SEC on or before June 14, 2007, the Issuer will have to pay each purchaser of Units such number of Units as liquidated damages equal to five percent of the number of Units held by such purchaser. The total liquidated damages will be ten percent if the registration statement is not declared effective on or before July 14, 2007 and fifteen percent if the registration statement is not declared effective by August 13, 2007.
As the Issuer issued 18,518,519 shares in exchange for $25,000,000, the liquidated damages would be in five percent increments, or 925,926 shares, if the registration statement is not declared effective.
Financial Statements
Note 6. Stock-Based Compensation, page F-12
14. The fair value of options granted to non-employees in 2006 was not material (less than $5,000). The Issuer believes that is not required to revise its filing to disclose such an inconsequential amount.

June 12, 2007
Page Four
Note 10. Stockholders’ Equity (Capital Deficit), page F-14
15. The Issuer has considered ASR 268 as it relates to the redemption preferences. Under ASR 268, issuers are required to present separately, in balance sheets, amounts applicable to the following three general classes of securities: (1) preferred stocks subject to mandatory redemption requirements or whose redemption is outside the control of the issuer, (2) preferred stocks not redeemable or are redeemable solely at the option of the issuer, and (3) common stock.
In the case of Kreido Laboratories, its preferred stock was not subject to mandatory redemption or the redemption was outside of its control. The preferred stock was redeemable under a conditional event.
An individual preferred stockholder could not put the preferred stock to Kreido Laboratories for mandatory redemption. Based on our analysis, there are not enough individual preferred stockholders or groups of related preferred stockholders related who can automatically represent a majority of the preferred stockholders. A majority of the preferred stockholders must agree to request in writing for a mandatory redemption. Such written request from a majority is a conditional event under FASB Statement 150.
We also considered EITF D-98, Classification and Measurement of Redeemable Securities, as follows:
1. Rule 5-02.28 of Regulation S-X1 1 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”
2. As noted in Accounting Series Release No. 268 (ASR 268), the Commission reasoned that “[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital.” Upon a reporting entity’s adoption of FASB Statement No. 150,

June 12, 2007
Page Five
Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, certain instruments that previously were reported as part of shareholder’s equity (including temporary equity) will be reported as liabilities. [Note: See Subsequent Developments section below.] Consequently, the presentation requirements outlined in ASR 268 (Rule 5-02.28 of Regulation S-X), and the interpretive guidance in this staff announcement, do not apply to those instruments after the effective date of Statement 150. ASR 268 and the interpretive guidance in this staff announcement continue to be applicable for instruments that are not within the scope of Statement 150.
The preferred stock was not redeemable for cash. It was not redeemable at a fixed or determinable price on a fixed or determinable date. It was not redeemable solely at the option of the holder.
The preferred stock was redeemable by issuing common stock. The Issuer interpreted the redemption date correctly under FASB Statement 150, paragraph A9. A written request for redemption from the majority is a conditional event under FASB Statement 150.
The Issuer believes its preferred stock is within the scope of FASB Statement 150. The liquidation preference beginning on page F-16 states that the Issuer is required to redeem upon the written request from the holders of at least a majority of the outstanding convertible preferred stock. The written request is a conditional event under Statement 150, paragraph A7:
If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument in this Statement. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of mandatorily redeemable (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.
The Issuer believes the conditional event is remote and the redemption for cash is moot because all of Kreido Laboratories’ outstanding preferred stock was converted to common stock on January 16, 2007. This conversion was reported in the Issuer’s March 31, 2007 financial statements.

June 12, 2007
Page Six
Form 10-KSB for the fiscal year ended December 31, 2006
Item 8A. Controls and Procedures, page 39
16. The Issuer will revise future filings to clarify that its officers concluded that its disclosure controls and procedures were effective at the reasonable assurance level for the purpose of ensuring that material information required to be in the report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that its disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported as and when required.
***
The Issuer has, simultaneously with the filing of the Amendment, sent courtesy copies of the Amendment to Pamela A. Long, Matt Franker, Anne McConnell and Tricia Armelin, together with copies of the Amendment marked to show changes from the Issuer’s filing on May 4, 2007.
Accompanying this letter is the Issuer’s request for acceleration of the effectiveness of the Registration Statement on Form SB-2 at 10:00 a.m. Washington, D.C time on Wednesday, June 13, 2007 or as soon thereafter as possible.
If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (312) 368-4014 or Armen Martin at (310) 595-3144.
Very truly yours,
DLA Piper US LLP
John H. Heuberger
cc: Joel A. Balbien